UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of May, 2004

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

[TELEVISA LOGO]                                         Press Release
                                                        FOR IMMEDIATE RELEASE

                GRUPO TELEVISA DISTRIBUTES PS.3,850 MILLION
                     IN CASH DIVIDENDS TO SHAREHOLDERS

Mexico  City,  May  21,  2004  -  Grupo  Televisa,  S.A.  (NYSE:  TV;  BMV:
TLEVISACPO) today announced that it made a Ps.3,850 million cash distribution to shareholders, equivalent to Ps.1.219 per CPO, which includes a dividend corresponding to the Series A and L shares and the cumulative preferred dividend corresponding to Series D shares.

The dividend was previously approved by the Company's shareholders during its annual ordinary shareholders meeting held on April 16, 2004, and was payable to shareholders of record as of May 20, 2004. The net proceeds are free of Mexican withholding tax.

Under its recently announced dividend policy, the Company expects to continue paying dividends annually.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    ###

CONTACTS:
     INVESTOR RELATIONS:
     Michel Boyance / Alejandro Eguiluz
     Grupo Televisa, S.A.
     Av. Vasco de Quiroga No. 2000
     Colonia Santa Fe
     01210 Mexico, D.F.
     (5255) 5261-2000

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                     (Registrant)


Dated: May 21, 2004                          By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President